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Attn:	Eranga Dias
Asia Timmons-Pierce
Mindy Hooker
Claire Erlanger
Division of Corporation Finance
Office of Manufacturing

Re:	StandardAero, Inc.
Registration Statement on Form S-1
Filed September 6, 2024
File No. 333-281992

Ladies and Gentlemen:

On behalf of our client, StandardAero, Inc. (formerly known as Dynasty Parent Co., Inc.) (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 20, 2024 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 initially filed with the Commission by the Company on September 6, 2024, as amended by Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission by the Company on September 12, 2024. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which also addresses comment numbers 6 and 7 received from the Staff in the comment letter dated July 5, 2024 relating to the disclosure in the “Use of Proceeds” section of the Registration Statement.

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed September 6, 2024

Notes to the Audited Financial Statements

Note 24. Segment Information, page F-50

September 23, 2024

1.

We note from your response to our prior comment 3 that you have concluded that the CEO, and not the COO, is the CODM. Please compare and contrast the roles of the CEO and COO as they relate to the key operating decisions of the consolidated business and to each of the business units. As part of your response, please describe the budgeting process, including the roles of both the CEO and COO, and identify approval authority for each position. Also, we note that the COO meets regularly, at a minimum monthly, with the Engine Services Division Presidents and the Component Repair Services Division President to review the performance of the divisions, including financial information at the business unit level comparing revenue, profitability, and financial position against the prior year and forecasted results, as well as operational data. Please tell us more about the nature of the decisions made during these monthly meetings and if the COO has any authority to allocate resources between the Engine Services business units and the Component Repair Services segment.

Response: The Company respectfully notes the Staff’s comment regarding the Company’s determination of its Chief Operating Decision Maker (CODM) and confirms that its CEO, Russell Ford, functions as the CODM as defined by Accounting Standards Codification 280-10-50-5. Mr. Ford is the individual who is responsible for allocating resources to the different segments of the business and assessing their performance. Mr. Ford is the only executive who holds the authority to make or approve material decisions and allocate material resources within the Company.

Roles of the CEO and COO:

The CEO serves as the CODM and primarily focuses on strategic, company-wide objectives. These objectives include strategic leadership, operational oversight, including strategic allocation of resources, assessment of performance of Engine Services and Component Repair Services segment results reported to him by the COO, customer management, board relations, stakeholder management, culture, and talent leadership.

The COO, on the other hand, is responsible for the operational management at a site level. The COO’s role entails regular and detailed performance reviews of the division’s financial and operational results, including direct interaction with the Division Presidents to assess and manage day-to-day operations. As an example, the COO’s responsibilities include monitoring and managing the timely delivery of services and attrition at specific service locations. In performing these responsibilities, the COO will make tactical decisions for the business, including adjustments to capacity, supply of materials and labor, negotiations with vendors and customers, use of capital within the divisions, enhancements to operating systems for health, quality and safety, decisions regarding the workforce, and control of expenses. The COO reports monthly or more regularly to the CEO (see further below).

Budgeting Process:

During the annual budgeting process, the CEO sets annual targets, including financial and operating targets and related capital expenditure spend for the business by determining deliberate goals together with the CFO according to the strategic business plan. The COO then works closely with the sites and Division Presidents and finance teams to prepare detailed budgets for each site on these overall strategic goals which roll up into the Divisional and Segment budgets. These proposed budgets for Engine Services and Component Repair Services segments are then reviewed and refined in consultation with the CEO. Based on the CEO’s review and input, the detailed budgets may be refined with additional actions. Final budget approval authority rests solely with the CEO,

September 23, 2024

who takes into consideration the recommendations and analysis provided by the COO. The COO has the authority to manage and adjust the budget within the divisions, but adjusting the budget between segments would require CEO approval. The COO is responsible to the CEO for operating within the established budgets. The CEO reviews the Company’s performance against the budget on a monthly, quarterly and annual basis at both the consolidated and segment levels.

Monthly Meetings of the COO and Division Presidents and Decision Making:

The COO’s monthly meetings with the Division Presidents are designed to closely monitor and manage the performance of each division. In these meetings, the COO reviews financial information at the division level, including revenue, profitability, and financial position against prior year and forecasted results, as well as operational data. These meetings are not attended by the CEO.

The nature of the decisions made during these meetings includes operational adjustments, resource allocation within divisions, and implementation of strategies to improve performance. While the COO has the authority to make decisions regarding resource allocation within the Engine Services divisions and the Component Repair Services segment, resource shifts or strategic changes between the Engine Services and Component Repair Services segments are subject to review and approval by the CEO, ensuring alignment with the Company’s broader strategic direction.

Monthly Meetings of the CEO and COO (as described in our previous letter and presented here for your convenience):

The CODM meets with the COO on a regular (typically monthly) and as-needed basis to discuss operational issues as well as periodic results of the Company’s two segments in order for the CEO to assess the Company’s performance and determine the allocation of the Company’s resources. The CODM receives monthly financial information relevant to monitoring the Company’s business, which includes data related to actual and projected operating results, cash flows, and liquidity, in addition to non-financial business information. The CODM reviews financial information about the business at both the consolidated and disaggregated level, namely for Engine Services and Component Repair Services. The financial information reviewed by the CODM includes the Company’s consolidated financial statements for annual and interim periods. Additionally, the CODM receives financial information on a monthly basis that includes:

•	A monthly and year-to-date comparison of our consolidated income statement with forecasted results and the actual prior period results.

•	A monthly and year-to-date comparison of revenue, segment adjusted EBITDA, and segment adjusted EBITDA as a percentage of revenue, disaggregated for Engine Services and Component Repair Services.

•	A monthly and year-to-date comparison of consolidated cash flows.

•	A monthly summary of the consolidated financial position, including financial leverage levels and ratios.

•	Revenue results for the month and year-to-date periods for the sites, without any measure of profitability.

September 23, 2024

Other:

As stated in our previous correspondence, the divisions within the Engine Services segment perform similar Maintenance, Repair and Overhaul, (MRO) services across multiple end markets. These commonalities include the nature of the work, the resultant form and substance of capital required to fund the growth and maintenance of the business, similarity in commercial pursuits, similarity of market factors driving revenue, earnings and cash flow, the limited number of supported Original Equipment Manufacturers, (OEMs) and the key operational metrics used to monitor, target and drive performance. The end markets have unique customers with distinct profiles. The Division President focus on the individual customer subset, thereby enhancing the relationship and service delivery to the customers and strengthening the Company’s position within different customer industries. Given the earlier-noted similarities in MRO services, the CEO is able to make key operating decisions and allocate resources at the Engine Services segment level and leverage the COO for the day-to-day management of the divisions.

Meetings of the CEO and Divisional Presidents occur periodically at the CEO’s discretion, approximately quarterly. The purpose of these meetings is to review customer relationships and any new developments in significant customers contracts that could lead to potential revenue changes in future periods. The Divisional Presidents also provide a high-level update on operational matters to apprise the CEO of any existing trends in operational performance. The information gathered from these discussions informs the CEO of the needs of the business and customers to make strategic decisions for growth and performance.

Please find the following table that compares the roles of our CEO and COO as they relate to key operating decisions of our business and to our business divisions.

Key Operating Processes / Decisions	CEO responsibilities	COO responsibilities
Summary description of role and responsibilities	The CEO is responsible for setting strategic, company-wide objectives and all key financial and resource allocation decisions of the business, such as acquisitions, expansion for new market opportunities, significant capital expenditures and hiring decisions on key personnel and executives.	The COO is responsible for the operational performance of individual sites and effective execution of services. The COO reports monthly or more often to the CEO.

Budgeting process	The CEO has approval authority over final periodic and annual budgets on a consolidated basis and for the Engine Services and Component Repair Services segments, but not at a level below the segments. The CEO sets and actively monitors financial, operational targets and capital expenditure spend at the Company and at the segment level which are deployed by the COO.	The COO is responsible for deploying and proposing the operating budget on an annual basis. In the budgeting process the COO may work with Division Presidents to establish and review these site-level budgets. Performance against the budget is monitored throughout the year and reviewed with the Division Presidents and reported monthly at a segment level to the CEO.

September 23, 2024

Approval authority and limits	The CEO has authority to make business decisions, with significant decisions requiring approval of Board of Directors.	The COO has approval authority with a limit of $250,000, with amounts over this threshold requiring additional approvals by CEO and the Board of Directors, considering the separate thresholds of the CEO.

Frequency of meeting between CEO and COO and topics covered	The CEO meets regularly with the COO (typically at least monthly if not more regularly) and on an as-needed basis, which has generally been weekly, and at each monthly and quarterly cycle. The purpose of these meetings is to understand the performance of the Company’s Engine Services and Component Repair Services segments. During the meetings the COO provides periodic financial information on revenue / profitability and financial position against the prior year and budget for the Engine Services Segment and Component Repair Segment. Additionally, these meetings include progress updates on key initiatives, such as the integration of newly acquired businesses into the Company’s operations.

Frequency of meeting with Engine Services Division Presidents and topics covered

The CEO meets with Engine Services Division Presidents, periodically at the CEO’s discretion, approximately quarterly, to review customer relationships and potential revenue changes with customers based on current and anticipated service levels.

The information gathered from these discussions informs the CEO of the needs of the business and customers to make strategic decisions for growth and performance.

The COO meets with the Engine Services Division Presidents at least monthly to review performance and operating metrics compared to the annual operating plan, forecast, and prior year, and to oversee the quarterly and long-range performance of the Engine Services Divisions. These meetings cover updates to customer relationships, operational performance of the MRO facilities as well as any challenges in effectively providing services and the potential revenue impacts with customers.

Examples of decisions made during these meetings include adjustments to capacity, supply of materials and labor, negotiations with vendors and customers, use of capital within the Engine Services segment, enhancements to operating systems for health, quality and safety, decisions regarding the workforce, and control of expenses.

September 23, 2024

Frequency of meeting with Component Repair Service Division President and topics covered

The CEO meets with Component Repair Services Division President periodically at the CEO’s discretion, approximately quarterly, to review customer relationships and potential revenue changes with customers based on current and anticipated service levels.

The information gathered from these discussions informs the CEO of the needs of the business and customers to make strategic decisions for growth and performance.

The COO meets with the Component Repair Services Division President at least monthly to review performance and operating metrics compared to the annual operating plan, forecast, and prior year, and to oversee the quarterly and long-range performance of the Component Repair Services Division. These meetings cover updates to customer relationships, any challenges in effectively providing services and the potential revenue impacts with customers.

Examples of decisions made during these meetings include adjustments to capacity, supply of materials and labor, negotiations with vendors and customers, the use of capital within the Component Repair Services segment, enhancements to operating systems for health, quality and safety, decisions regarding the workforce, and control of expenses.

In summary, the CEO, as the CODM, retains primary and ultimate responsibility for key operating and financial decisions at the consolidated level and segment level, including reviewing results of segment operations, allocation of resources, setting budgets and targets, mergers and acquisitions, and expansion of markets, while the COO has been empowered with responsibilities for day-to-day operational management and performance review of the divisions. The Company believes that this organizational structure enhances its ability to execute its strategic plan effectively and respond to operational challenges efficiently.

* * * *

September 23, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague, Patrick H. Shannon, at (202) 637-1028.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Russell Ford, StandardAero, Inc.

Daniel Satterfield, StandardAero, Inc.

Patrick H. Shannon, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP